Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  May 28, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:.

  Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;i.

  Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; orii.

  a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Exhibit Index for May 28, 2004 Form 6-K

1.0

News Release dated May 28, 2004

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 11 - 2004

MAY 28, 2004
FOR IMMEDIATE RELEASE

AURIZON REPORTS NEW DISCOVERIES SURROUNDING THE
CASA BERARDI EAST MINE

Aurizon Mines Ltd. is pleased to report results from its ongoing surface exploration program surrounding the East Mine, Casa Berardi project, Quebec.

Two new discoveries have been identified, the first one, 500 metres east, and the second, 1000 metres west of the former East Mine.  All drilling was conducted three to five kilometres east of the current underground definition drill program active on Zone 113.  Eleven holes were drilled on wide spacing.  The best results are reported below:

Section 140 (1000 metres west of the East Mine)			Zone 157 (500 metres east of the East Mine)

Hole	Gold	Length	Hole	Gold	Length
ID	grams/tonne (assays uncut)	(metres along the hole)	ID	grams/tonne (assays uncut)	(metres along) the hole)

S98	7.8	6.0	S90*	20.6	3.0
			S93	10.8	5.2

 * previously reported

“Preliminary wide-spaced exploration drilling has identified two new mineralized areas in the vicinity of the East Mine.  The next phase of drilling will focus on closer spaced drilling of these areas and further wide spaced drilling west of the West Mine.” said David P. Hall, Aurizon’s President and Chief Executive Officer.

Results for all holes can be found on the table attached to this release.

The surface exploration program

In November 2003, two drill rigs moved to the East Mine, which produced 344,200 ounces between 1988 and 1997, from 1,668,224 tonnes at 6.34 grams of gold per tonne.  Previous exploration in the vicinity of the East Mine was restricted to a 50 metre corridor surrounding the underground infrastructure.  Extensive compilation work, using historic drillhole information, indicates that the East Mine area has several significant drillhole intersections that require follow-up drilling.  The compilation data looks similar to the West Mine before the discovery of Zone 113.  Significant gold intersections at the edge of the area covered by previous drilling are: 10.3 grams of gold over 9.8 metres; 11.7 grams of gold per tonne over 16.0 metres and 5.5 grams of gold per tonne over 12.1 metres.

Mineralization is present on both sides of the Casa Berardi fault in a similar geological context to the West mine and Principal zones, which are respectively located south and north of the Casa Berardi fault.

May 28, 2004
Aurizon Reports New Discoveries Surrounding the
Casa Berardi East Mine

The current exploration program is primarily focussed on wide spaced drilling in order to define priority targets.  To date, eleven holes have been drilled on 200 metre spacing.  All holes have been drilled through the Casa Berardi Fault.  Follow up drilling, using two drill rigs, will now focus on the two new mineralized areas.  Two additional rigs will be active in June, one on a deep target in the West Mine area, 500 metres below known resources; and the other, outside of the mining camp, one kilometre west of the West Mine, where newly completed geophysical testwork has identified untested structural context similar to that of the West Mine.

Geology

At the East Mine, gold mineralization is concentrated principally along the Casa Berardi fault in different pluri-metric quartz veins and associated stockworks with disseminated pyrite and arsenopyrite.  The ore body has a lateral extension of 400 metres, decreasing to 200 metres at a depth of 800 metres.  Mineralized satellite zones to the north of the Casa Berardi Fault, such as Zone 152, Cherty Zone and Zone 160, are proximal to the basalt-sediments contact.

Zone 157

Four holes, covering an area of approximately 300 metres by 200 metres, delineate Zone 157, south of the Casa Berardi fault at a depth of 450 metres near the 280 metre level track drift and the existing East Mine shaft.  The best intersection was 10.8 grams/tonne over 5.2 metres, including two high grade samples of 37.3 grams/tonne over 0.5 metres and 27.2 grams/tonne over 1.2 metres.  Mineralized structures of similar thickness are present in all holes with grades varying between 1.3 grams/tonne and 10.8 grams/tonnes over widths between 0.8 metre and 13.5 metres.

Interpreted geometry corresponds to a flat vein system extending up to 250 metres south of the Casa Berardi fault. Quartz veins stockwork, including pluri-metric veins, have developed in a massive basalt.  Disseminated pyrite and arsenopyrite is found in veins and the basalt host rocks.  Gold grains are locally concentrated in less than 1 metre intervals.  The structure is open in all directions.

Section 140

Hole CBS-04-098 intercepted an 80 metre wide quartz stockwork along the south edge of the Casa Berardi fault, 800 metres west of East Mine stopes at a depth of 600 metres.  The next nearest hole intercepted the Casa Berardi fault 400 metres west at a depth of 400 metres, leaving the ground open in all directions.

The mineralized system is identified by a 50 metre wide anomalous gold halo containing a higher grade intercept of 7.8 grams/tonne over 6.0 metres, including 11.7 grams/tonne over 2.5 metres.  Gold is well correlated with the quartz and pyrite concentrations in the stockwork.

Quality Control

Drill core assays are performed on split or core sawed in half with standard fire assay procedures.  Gravimetric finition is used for all samples containing more than 2 g/t.  Check assaying is performed on rejects of any sample yielding greater than 1.0g/t Au, and on all samples related to a mineralized interval.  Primary assaying is performed by SGS laboratory of Rouyn-Noranda.  ALS Chimitec of Val-d’Or provides external check assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geol., Principal exploration geologist, who is an appropriately qualified person as defined by National Instrument 43-101.

May 28, 2004
Aurizon Reports New Discoveries Surrounding the
Casa Berardi East Mine

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com to which it is attached or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine.  As at the end of the first quarter 2004, Aurizon had cash and working capital in excess of $22 million.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

May 28, 2004
Aurizon Reports New Discoveries Surrounding the
Casa Berardi East Mine

Results reported in the Casa Berardi East Mine area

	Hole	Easting	From	To	Width	True width	Grade
			(m)	(m)	(m)	(m)	(g/t Au)

Zone 157
	S90*	15650	415.5	429.0	13.5	13.5	4.1
		inc.	426.0	429.0	3.0	3.0	20.6

	S91	15350	425.0	425.8	0.8	0.8	4.9

	S93	15450	433.1	438.3	5.2	5.2	10.8
		inc.	434.2	434.7	0.5	0.5	37.3
		inc.	435.3	436.4	1.2	1.2	27.2

	S102	15500	426.0	435.0	9.0	9.0	1.3

Central domain
	S92	14500	619.45	619.9	0.45	0.45	27.6

On Casa Berardi Fault
	S91	15350	690.0	693.0	3.0	3.0	2.2

	S93	15450	601.5	621.0	19.5	16.0	1.1
		inc.	619.5	621.0	1.5	1.2	5.4

	S95	14300	547.5	549.0	1.5	1.2	6.3

	S98	13900	792.0	798.0	6.0	5.3	7.8
		inc.	793.5	796.0	2.5	2.2	11.7

	S102	15500	981.0	985.5	4.5	3.4	3.5

*Previously reported

  On Casa Berardi Fault: S90, S92, S94, S96 returned low values

Aurizon Mines Ltd.
CASA BERARDI Project
May 28, 2004

6.4 km
SURFACE
WEST MINE
DECLINE
PRINCIPAL ZONE
EAST MINE
Mill (2200 t/d)
Decline
Zone 160
280 Level Track Drift
Zone 157
Section 140
S-96
S-97
S-95
S-92
S-98
27.6/0.5
7.8/6.0
Inc. 11.7/2.5
11.7/16.0
S-94
5.5/12.1
10.3/9.8
4.9/0.8
S-91
S-90
20.6/3.0
S-102
S-93
10.8/5.2
Inc. 37.3/0.5
Inc. 27.2/1.2
S-102
2.0 km.
DEEP EXPLORATION TARGET
-400m
-800m
-1200m
-1600m
-2000m
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
2003 Inventory (South of Casa Berardi Fault)
2003 Inventory (North of Casa Berardi Fault)
Previously reported hole
Past Production
Exploration Area
Newly released holes
LONGITUDINAL SECTION
0 0.5 1.0 km

Casa Berardi Gold Anomaly Plan View
(Legend: 8.5/1.9 = g/t Au/m)
Gold Anomaly (North of Casa Berardi Fault)
South Fault
Casa Berardi Fault
7.8/6.0
Inc. 11.7/2.5
S-96
S-95
S-97
S-92
S-98
S-94
27.6/0.5
4.9/0.8
S-91
S-93
S-102
S-90
20.6/3.0
10.8/5.2
Inc. 37.3/0.5
Inc. 27.2/1.2
10500N
10000N
9500N
Gold Anomaly (South of Casa Berardi Fault)
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E

Reference: NR Issue No. 11 - 2004